Exhibit 12.1
WYNDHAM WORLDWIDE CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Nine
	Months
	Ended
	September 30,	Year Ended December 31,
	2008	2007	2006	2005	2004	2003
Earnings available to cover fixed charges:
Income before income taxes, minority interest and cumulative effect of accounting change	$457	$655	$542	$626	$587	$500
Plus: Fixed charges	175	209	159	93	86	30
Amortization of capitalized interest	16	18	8	5	6	4
Less: Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges (a)	—	—	—	—	—	25
Capitalized interest	15	23	16	7	5	7

Earnings available to cover fixed charges	$633	$859	$693	$717	$674	$502

Fixed charges (b):
Interest, including amortization of deferred financing costs	$152	$183	$137	$75	$70	$16
Interest portion of rental expense	23	26	22	18	16	14

Total fixed charges	$175	$209	$159	$93	$86	$30

Ratio of earnings to fixed charges	3.62x	4.11x	4.36x	7.71x	7.84x	16.73x

(a)	Includes minority expense related to Wyndham Worldwide Corporation’s venture with Marriott International, Inc.

(b)	Consists of interest expense on all indebtedness (including amortization of deferred financing costs) and the portion of operating lease rental expense that is representative of the interest factor.